September 23, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James
Senior Assistant Chief Accountant
Mail Stop 3030

Re:	Entellus Medical, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 4, 2016
File Number: 001-36814

Dear Mr. James:

The following information is supplied in response to comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated August 30, 2016 (the “Comment Letter”) to Brent A. Moen, Chief Financial Officer of Entellus Medical, Inc. regarding Entellus Medical, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 25, 2016 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the Commission on August 4, 2016 (the “Form 10-Q”). Additionally, we refer to a telephone conversation between Ms. Amy E. Culbert of Fox Rothschild LLP and Ms. Li Xiao on August 31, 2016, pursuant to which Ms. Culbert requested and received an extension to submit our responses to the comments in the Comment Letter on or before September 28, 2016.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in the Comment Letter. Unless the context indicates otherwise, the terms “Company,” “Entellus,” “we,” “us,” and “our” refer to Entellus Medical, Inc. and its consolidated subsidiary. For the convenience of the Staff’s review, we have set forth in bolded text the comments contained in the Comment Letter above each of the Company’s corresponding responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

1.	Comment: We note that you disclose revenue per procedure. Please address the following:

•	Tell us the purpose of this measure.
•	Describe to us in greater detail the formula used for this measure, and identify any significant estimates or inputs you use in its calculation.
•	Tell us your consideration of separately disclosing the number of balloon sinus dilation devices sold.

Response: The Company advises the Staff that the purpose of the revenue per procedure measurement disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Company’s Form 10-K and Form 10-Q reports is to provide investors a concise metric for monitoring growth of the Company’s core balloon sinus dilation business plus additional ancillary disposable products sold by the Company that are used in balloon sinus dilation procedures to treat patients.

Revenue per procedure is calculated by dividing the Company’s revenue from disposable products for a particular period by the number of balloon sinus dilation devices sold during this period. There are no estimates used to calculate revenue per procedure. The only assumption used is that the number of balloon sinus dilation devices sold during the period is equivalent to the number of procedures performed during this period. We believe the number of balloon sinus dilation devices sold are equivalent to the number of procedures in a period because our balloon dilation devices are specifically designed as shapeable and able to treat all diseased sinuses during a procedure. The revenue from disposable products used in the numerator of the revenue per procedure calculation is a subset of our total revenue, as calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), for such period. Revenue from disposable products includes revenue from the sale of our balloon sinus dilation products (XprESS™ Pro, XprESS™ LoPro, XprESS™ Ultra and FinESS™), Fiagon disposable products, surgical procedure packs, light fibers, and XeroGel™. The number of balloon sinus dilation devices sold in the comparable period used in the denominator of the revenue per procedure calculation includes the number of our XprESS™ Pro, XprESS™ LoPro, XprESS™ Ultra, and FinESS™ balloon sinus dilation devices sold.

The Company has considered the public disclosure of the number of balloon sinus dilation devices sold, but has determined not to publicly disclose this number for competitive reasons. While the Company publicly discloses information regarding material changes in its revenue caused by material changes in demand for or the price of its balloon sinus dilation devices or the introduction of new products pursuant to the requirements of Item 303 of SEC Regulation S-K, it historically has not disclosed and prefers for competitive reasons not to disclose the additional detail regarding the precise number of devices sold each quarter since the Company believes that to do so could cause the Company substantial competitive harm.

The Company appreciates the Staff’s comment on the Company’s revenue per procedure metric, and in response to the Staff’s comment, will provide disclosure similar to the following in future filings:

“Revenue per procedure was approximately $1,500 in the second quarter of 2016, flat compared to the second quarter of 2015. We calculate revenue per procedure by dividing our revenue from disposable products, which includes our balloon sinus dilation products, Fiagon disposable products, surgical procedure packs, light fibers, and XeroGel™, by the number of balloon sinus dilation devices sold during the quarter. We believe the number of balloon sinus dilation devices sold during a quarter is a reasonable proxy for the number of balloon procedures performed in the quarter. Since a balloon sinus dilation procedure often results in revenue from the sale of not just balloon devices, but also other ancillary disposable products used in a balloon procedure, we include in the revenue from disposable products, revenue from the ancillary disposable products noted above in addition to balloon devices.”

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 1. Financial Statements

Note B. Summary of Significant Accounting Policies

Business Combination, page 9

2.	Comment: Please tell us how you considered the pro forma disclosure requirements of ASC 805-10-50-2(h) with respect to your acquisition of XeroGel.

Response: The Company advises the Staff that in connection with the Company’s preparation of its Form 10-Q for the quarter ended June 30, 2016, the Company considered the provisions of ASC 805-10-50-2(h) and the materiality of the business combination in which the Company acquired XeroGel™ assets from CogENT Therapeutics, LLC. At the time of the preparation of the Company’s unaudited interim financial statements included in the Form 10-Q, the Company concluded that the historical results of the acquired business were immaterial to the Company’s consolidated financial results and that the XeroGel™ acquisition was otherwise immaterial for purposes of ASC 805; and therefore, concluded that no pro forma disclosures were required under ASC 805-10-50-2(h). In making this determination, the Company considered the factors discussed below.

For the three and six months ended June 30, 2016, the aggregate incremental revenue from the XeroGel™ acquisition was less than 2 percent of the Company’s consolidated revenue and the operating income from the XeroGel™ acquisition was less than 3 percent of the Company’s consolidated operating loss. At the time of the preparation of the Company’s unaudited interim financial statements included in the Form 10-Q, the Company concluded that these levels of revenue and operating income were immaterial to the Company’s consolidated financial results.

Additionally, the Company also evaluated the retrospective, pro forma results, assuming the XeroGel™ acquisition was completed as of the beginning of the previous fiscal year (January 1, 2015) and determined that neither revenue, operating loss, net earnings, nor earnings per share results would have shown a more than 3 percent change from the as reported figures.

Finally, the Company also considered the materiality of the XeroGel™ acquisition from a qualitative standpoint and considered, among other factors, the effect of the acquisition on the Company’s loan covenants or other contractual requirements and determined that the acquisition was not material on a qualitative basis.

Based on all of the facts above, the Company concluded that the XeroGel™ acquisition was not material for purposes of including ASC 805 pro forma information in the Form 10-Q; and accordingly, no pro forma information was required by ASC 805-10-50-2(h) or included in the Form 10-Q.

The Company will continue to evaluate the materiality of the XeroGel™ acquisition for purposes of including ASC 805 pro forma information in notes to the Company’s future financial statements and otherwise in connection with the Company’s preparation of its future filings. If future evaluations determine that the XeroGel™ acquisition has become material, either individually or in the aggregate, the Company will disclose the pro forma information required by ASC 805-10-50-2(h) in future filings.

3.	Comment: Please explain to us how you determined the fair value and the useful life of the technology you acquired as part of your transaction with XeroGel.

Response: The Company advises the Staff that the preliminary fair value of the acquired XeroGel technology was valued with the assistance of an independent appraisal firm using the income approach. The fair value of the acquired XeroGel technology was identified as a preliminary value and subject to change during the purchase price allocation measurement period. Specifically to determine the preliminary fair value of the XeroGel technology, a multiple period excess earnings method (MPEEM) was used, which used a market participant forecast as a basis. The useful life was determined based on a number of factors, including the related license that was acquired, future patent expiration, management’s understanding of the technology acquired and risk of obsolescence. The Company intends to fully utilize the technology over the useful life with no plans to retire the asset early.

* * * * *

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please contact me at (763) 416-5772 to discuss any further questions or comments you might have.

Sincerely,

/s/ Brent A. Moen

Brent A. Moen

Chief Financial Officer

cc:	Robert S. White, Entellus Medical, Inc.